Filed pursuant to Rule 433

Registration Statement 333-169690

Final Term Sheet

October 5, 2010

$1,550,000,000

DaVita Inc.

6  3/8% Senior Notes due 2018

6  5/8% Senior Notes due 2020

October 5, 2010

Issuer:	DaVita Inc.

Title of Securities:	6 3/8% Senior Notes due 2018 (“Notes due 2018”)

6  5/8% Senior Notes due 2020 (“Notes due 2020”)

Aggregate Offering Size:	$1,550,000,000, which represents an increase of $100,000,000 from the amount offered under the Preliminary Prospectus Supplement dated October 1, 2010

Aggregate Principal Amount Notes due 2018:	$775,000,000

Aggregate Principal Amount Notes due 2020:	$775,000,000

Trade Date:	October 5, 2010

Settlement Date:	October 20, 2010 (T+10)

Maturity Date:	Notes due 2018: November 1, 2018

Notes due 2020: November 1, 2020

Coupon:	Notes due 2018: 6.375%

Notes due 2020: 6.625%

Price to Public:	Notes due 2018: 100.000%

Notes due 2020: 100.000%

Yield Per Annum:	Notes due 2018: 6.375%

Notes due 2020: 6.625%

Spread to Treasury:	Notes due 2018: + 436 basis points

Notes due 2020: + 416 basis points

Benchmark:	Notes due 2018: 4.000% due August 15, 2018

Notes due 2020: 2.625% due August 15, 2020

Interest Payment Dates:	May 1 and November 1

First Interest Payment Date:	May 1, 2011

Optional Redemption:	Notes due 2018:

Make-whole at T+50 until November 1, 2013.

At any time on or after November 1, 2013, the Issuer may redeem the Notes due 2018 at its option, in whole or from time to time in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on November 1of the years set forth below:

Date	Price
2013	104.781%
2014	103.188%
2015	101.594%
2016 and thereafter	100.000%

Notes due 2020:

Make-whole at T+50 until November 1, 2014.

At any time on or after November 1, 2014, the Issuer may redeem the Notes due 2020 at its option, in whole or from time to time in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on November 1 of the years set forth below:

2014	104.969%
2015	103.313%
2016	101.656%
2017 and thereafter	100.000%

Optional Redemption with Net Cash Proceeds of Equity Offerings:	At any time prior to November 1, 2013, the Issuer may redeem at its option, on one or more occasions, in the aggregate up to 35% of the original aggregate principal amount of the Notes due 2018 and up to 35% of the original aggregate principal amount of the Notes due 2020 at the redemption prices below, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the original aggregate principal amount of the Notes due 2018 and of the Notes due 2020 remain outstanding after each such redemption.

Notes due 2018: 106.375%
Notes due 2020: 106.625%

Change of Control:	101%

Joint Book-Running Managers:	Banc of America Securities LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
Co-managers:	Credit Agricole Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.

CUSIP/ISIN Numbers:	Notes due 2018: CUSIP: 23918K AL2

                             ISIN: US23918KAL26

Notes due 2020: CUSIP: 23918K AM0

                             ISIN: US23918KAM09

Use of Proceeds:	We intend to use the net proceeds from this offering together with a portion of the proceeds from the initial borrowings under our new senior secured credit facilities, to purchase or redeem the Existing Notes and to pay related transaction fees and expenses.

Additional Changes to the Preliminary Prospectus Supplement:

Capitalization:	As Adjusted information set forth on page S-37 of the Preliminary Prospectus Supplement dated October 1, 2010 is revised as follows: (amounts in millions)

The Notes offered hereby shall be increased from $1,450 to $1,550.

Total debt shall be increased from $4,217 to $4,317.

Total capitalization shall be increased from $6,518 to $6,618.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by contacting (i) Banc of America Securities LLC by emailing dg.Prospectus_Requests@baml.com or by calling toll-free 1-800-294-1322, (ii) J.P. Morgan Securities LLC, by calling toll-free 1-866-803-9204, (iii) Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037, (iv) Barclays Capital Inc. by emailing barclaysprospectus@broadridge.com or by calling toll-free 1-888-603-5847, (v) Goldman, Sachs & Co. by emailing prospectus-ny@ny.email.gs.com or by calling toll-free 1-866-471-2526, and (vi) Wells Fargo Securities, LLC by emailing cmclientsupport@wellsfargo.com.